UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

(Translation of Registrant’s name into English)

Azrieli Center

26 Harokmim St.

Holon, 5885800 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Proxy Materials for Annual Shareholder Meeting

Annexed hereto and incorporated by reference herein are copies of the following documents that are being distributed by the board of directors of Sapiens International Corporation N.V. (“Sapiens”) to Sapiens’ shareholders in connection with Sapiens’ 2024 Annual General Meeting of Shareholders (the “Annual Meeting”), which is scheduled to be held at 5 p.m. local (Israel) time on December 31, 2024 at Sapiens’ principal executive offices, which are located at Azrieli Center, 26 Harokmim Street, Holon, 5885800, Israel:

(i)	Notice and Proxy Statement, each dated December 10, 2024, describing the proposals to be presented at, and logistical information related to, the Annual Meeting (Exhibit 99.1); and

(ii)	Proxy Card for use by Sapiens’ shareholders for voting on the proposals to be presented at the Annual Meeting (Exhibit 99.2).

Exhibits

Exhibit No.	Title of Exhibit
99.1	Sapiens wins XCelent award for Customer Base and Support for UnderwritingPro for Life & Annuities

Incorporation by Reference

The contents of this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”), including Exhibits 99.1 and 99.2 hereto, are incorporated by reference into Sapiens’ registration statements on Form S-8, SEC file numbers 333-177834, 333-213817 and 333-260325, filed by the Company with the Securities and Exchange Commission (the “SEC”) on November 9, 2011, September 27, 2016 and October 18, 2021, respectively, and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

Date: December 18, 2024	By:	/s/ Roni Giladi
		Name:	Roni Giladi
		Title:	Chief Financial Officer

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